Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

The following article was made available by The Journal Record on January 11, 2024 in connection with a press release featuring Chief Executive Officer of Stardust Power Inc. (“Stardust”), Roshan Pujari, where Mr. Pujari discussed Stardust’s announcement that Stardust will build a refinery in Port Muskogee, Oklahoma.

$1.2B battery-grade lithium refinery coming to Muskogee

MUSKOGEE – A lithium refiner that supplies the electric-vehicle industry announced Thursday that it has selected Muskogee as the future site for its refinery.

Stardust Power Inc., a development-stage American manufacturer of lithium products, will develop a strategically central lithium refinery at the Southside Industrial Park in Muskogee capable of producing up to 50,000 metric tons per annum of battery-grade lithium.

According to a release, Stardust Power is expected to be eligible to receive up to $257 million in state and federal economic incentives for the facility build-out. The company may also be eligible for further federal grants and or incentives offered by the Department of Energy and the Department of Defense.

The total value of the economic incentive package will ultimately be determined by Stardust Power achieving certain business milestones around job creation and local investment, including new machinery, equipment and manufacturing. The Oklahoma Department of Commerce performed an illustrative analysis of the incentive package based on the company’s inputs.

The company’s founder and CEO Roshan Pujari currently lives in Connecticut, but he expressed excitement Thursday to build the refinery in the state he grew up in. If it were online today, he said it would be the largest lithium refinery in the U.S. He estimates the total cost of the project at more than $1.2 billion.

Pujari said the domestic need for a refinery is strong as lithium is critical to the production of batteries for EV manufacturers and China currently controls nearly 66% of the global lithium market and up to 8% of the lithium refinery market. He said China has increasingly threatened to cut off and place restrictions on exports.

In October, China announced a new set of export restrictions on certain graphite products. The mineral is used to make steel and batteries for electric vehicles. Pujari told The Journal Record on Thursday it’s a national security priority for America to manufacture battery-grade lithium domestically.

In response to this need, the federal government has issued Inflation Reduction Act and Department of Energy grants and implemented the Advanced Technology Vehicles Manufacturing Loan Program.

Pujari was unsure of the exact square footage of the project, but to fulfill the domestic need, the company’s strategy is to build a large centrally-located refinery. He said they selected Oklahoma for its logistics advantages, including strong rail connectivity and Port Muskogee being situated on the largest inland water system in the U.S.

In addition to the construction jobs the project will bring, he expects to create hundreds of jobs in the first phase once the facility is ready. Pujari said another advantage of building the refinery in Oklahoma is the access to its highly-trained oil and gas workforce.

“We are working hand in hand with the oil and gas industry,” Pujari said. “A lot of people think about energy transition, and they think that we can get rid of oil and gas, but we are working with oil and gas to produce as feedstock for our refinery. Many producers have produced water through their oil and gas production that we can source lithium from.”

Pujari said they’re sourcing lithium from brine, which is sustainable, as opposed to hard rock, and their chemical conversion process is low emission and zero liquid discharge. Pujari described it as sustainability through every step of their process.

“Stardust Power’s more than a billion-dollar investment is a testament to Oklahoma’s ‘all-of-the-above’ approach to energy, and our focus on workforce development,” Gov. Kevin Stitt said in a statement Thursday. “As we see more energy manufacturers moving to our state, due in part to our competitive, performance-based incentives, Stardust Power’s new lithium refinery will create hundreds of new jobs while cementing Oklahoma’s place as the best state in the nation for critical mineral manufacturing. I’m proud to welcome Stardust Power to Oklahoma, and I applaud their commitment to American energy dominance.”

Kimbra Scott, executive director of Port Muskogee said she is proud the city and port will be at the forefront of powering the future of the country’s automotive industry.

“The decision to establish a state-of-the-art lithium refinery reinforces Port Muskogee’s unmatched advantages and our commitment to supporting emerging industries. We look forward to a longstanding partnership as Stardust Power plants its roots in Northeastern Oklahoma,” Scott said in a statement.

Muskogee Mayor Marlon Coleman said the company’s decision highlights the area’s advantages and she welcomes a prosperous partnership she believes will contribute to the community’s continued success.

Pujari said he expects to break ground in the first half of 2024, but it could be three years before the refinery is complete.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II will file a Registration Statement with the SEC that will include a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transaction. Once available, shareholders of GPAC II will also be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus, and other documents containing important information about GPAC II and Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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